NEXA ANNOUNCES ESG COMMITMENTS THROUGH 2030

Global zinc producer sets target to reduce greenhouse gas emissions and reach neutrality by 2040 and net zero by 2050

Luxembourg, October 06, 2022 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) has announced new long-term environmental, social, and governance (“ESG”) commitments. Aligned with the Paris Agreement and focused on reducing the impacts of climate change, Nexa plans to reach net-zero greenhouse gas emissions (“GHG”) by 2050, and net neutrality – the balance between carbon emissions and absorption – by 2040.

To accomplish this objective, Nexa has established commitments to reduce direct emissions (scope 1) by 20%, a total reduction of 52 thousand tons of carbon equivalent by 2030, with 2020 as the baseline year. In addition, the Company plans to maintain the high use of renewable resources in its energy matrix. Regarding scope 3 emissions, the Company started mapping its entire value chain to align with the goal to become net zero by 2050.

“We look forward to further improving our sustainability trajectory. Every year, we’ve been reducing GHG emissions, developing projects related to scope 1 reduction, and seeking to keep our energy matrix mostly renewable”, says Ignacio Rosado, Nexa’s CEO. Currently, the Company’s decarbonization efforts include several initiatives, such as the use of biomass to generate steam, hydrogen injection systems in automotive machines, tests with bio-oil in zinc furnaces, natural gas as a replacement for fuels such as liquefied petroleum gas (LPG) and diesel, and commercial agreements for the exclusive use of renewable energy in Brazil and Peru, among other initiatives.

Based on the market studies performed by the Company, Nexa already has one of the smallest carbon footprints, compared to other zinc producers (scopes 1 and 2). In 2021, this translated to about 0.41 tons of CO2 equivalent per ton of commercialized zinc and zinc oxide.

“Our ESG strategy includes commitments across different areas, such as water usage and disposal, safety and workplace, and the reduction of CO2 equivalent emissions, in line with the Sustainable Development Goals of the United Nations”, concludes Rosado. In addition, topics such as waste and dam management, local development, decommissioning, and human rights are also included in Nexa’s ESG strategy and underpinned by our pledge to integrity and transparency.

Find out more information and details about Nexa’s ESG strategy and commitments through 2030 at the website: www.nexaresources.com/esg.

Nexa’s 8 long-term commitments include:

Emission Reduction and Neutrality: Nexa has been reducing GHG emissions for more than a decade, and currently has one of the lowest carbon footprints in the world in the zinc production industry (scopes 1 and 2). In alignment with the Paris Agreement, Nexa’s goal is to reach net zero by 2050.

1.	Absolute reduction of scope 1 emissions by 20% (52 thousand tons of CO2 equivalent), keeping Nexa’s electrical energy matrix almost entirely composed of renewable sources;
2.	Reach neutrality of emissions by 2040;
3.	Reach net zero by 2050.

Safety: The Company seeks to be a model when it comes to safety, focusing on building a safer environment with zero fatalities and a reduction of severe accidents through a robust cultural transformation program in health and safety, including awareness campaigns, counseling, and monitoring for both employees and third parties.

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4.	Zero fatalities in all operating units;
5.	Consolidate all units in the first quartile (*) of the mining industry with regard to the Total Recordable Injury Frequency Rate (“TRIFR”).

(*) Currently, the average Nexa operation is already in the 1st quartile of the industry, considering 2021 as the base year.

Water usage and disposal: Nexa prioritizes the responsible management of water and seeks to reduce its consumption by 2030.

6.	10% reduction of water consumption in mining operations (from 1.68 m³/ton of ROM (*) to 1.51 m³/ton of ROM) and metallurgy units (from 24.01 m³/ton of metal to 21.61 m³/ton of metal), considering as a baseline the consumption of the last 12 months (2021-22).

(*) Run-of-mine: crude ore, extracted directly from the mine without undergoing any kind of processing.

Plurality (diversity, equity, and inclusion): Nexa is committed to being an increasingly plural company, with diversity, equity, and inclusion, to promote an environment of opportunity, recognition, and acceptance for all. Our goals by 2030 include:

7.	30% of women in the workforce; (*)
8.	30% of women in leadership positions.

(*) Currently, we already have 16.5% women in our workforce, and 21% in leadership positions. The Aripuanã Unit in Brazil is already ramping up with 30% women.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is starting the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations.

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These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 94473-1388

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